Exhibit (k)(4)

FORM OF EXPENSE SUPPORT AND

CONDITIONAL REIMBURSEMENT AGREEMENT

This Expense Support and Conditional Reimbursement Agreement (the “Agreement”) is made this [ • ]th day of [ • ], 2021, by and between Owl Rock Technology Income Corp., a Maryland Corporation (the “Company”), and Owl Rock Technology Advisors LLC (the “Advisor”).

WHEREAS, the Company is a closed-end management investment company that intends to elect to be treated as a business development company under the Investment Company Act of 1940, as amended (the “Investment Company Act”);

WHEREAS, the Company has retained the Adviser to furnish investment advisory services to the Company on the terms and conditions set forth in the investment advisory agreement, dated [ • ], 2021, entered between the Company and the Advisor (the “Investment Advisory Agreement”);

WHEREAS, the Company and the Advisor have determined that it is appropriate and in the best interests of the Company to ensure that no portion of distributions made to the Company’s shareholders will represent return of capital for tax purposes.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1.	Advisor’s Expense Payments to the Company

(a) On a quarterly basis, the Advisor shall reimburse the Company for Operating Expenses (as defined in Section 2(c)) in an amount equal to the excess of the Company’s cumulative distributions paid to the Company’s shareholders in each quarter over Available Operating Funds (defined below) received by the Company on account of its investment portfolio during such quarter. Any payments required to be made by Advisor pursuant to the preceding sentence shall be referred to herein as an “Expense Payment”.

(b) The Advisor’s obligation to make an Expense Payment shall automatically become a liability of the Advisor and the right to such Expense Payment shall be an asset of the Company on the last business day of the applicable quarter. The Expense Payment for any quarter shall be paid by the Advisor to the Company in any combination of cash or other immediately available funds, and/or offset against amounts due from the Company to the Advisor no later than the earlier of (i) the date on which the Company closes its books for such quarter, or (ii) forty-five days after the end of such quarter.

(c) For purposes of this Agreement, “Available Operating Funds” means the sum of (i) the Company’s estimated investment company taxable income (including realized net short-term capital gains reduced by realized net long-term capital losses) (ii) the Company’s realized net capital gains (including the excess of realized net long-term capital gains over realized net short-term capital losses) and (iii) dividends and other distributions paid to the Company on account of preferred and common equity investments in portfolio companies, if any (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

2.	Reimbursement of Expense Payments by the Company

(a) Following any quarter in which Available Operating Funds exceed the cumulative distributions paid by the Company in respect of such quarter (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Company shall pay such Excess Operating Funds, or a portion thereof, in accordance with Sections 2(b), 2(c) and 2(d), as applicable, to the Advisor until such time as all Expense Payments made by Advisor to the Company within three years prior to the last business day of such quarter have been reimbursed. Any payments required to be made by the Company pursuant to this Section 2(a) shall be referred to herein as a “Reimbursement Payment”.

(b) Subject to Sections 2(c) and 2(d), as applicable, the amount of the Reimbursement Payment for any quarter shall equal the lesser of (i) the Excess Operating Funds in respect of such quarter and (ii) the aggregate amount of all Expense Payments made by the Advisor to the Company within three years prior to the last business day of such quarter that have not been previously reimbursed by the Company to the Advisor.

(c) Notwithstanding anything to the contrary in this Agreement, the amount of the Reimbursement Payment for any quarter shall be reduced to the extent that such Reimbursement Payment, together with all other Reimbursement Payments paid during that fiscal year, would cause Other Operating Expenses (as defined below) (on an annualized basis (based on a 365 day year) and net of any Expense Payments received by the Company during such fiscal year) to exceed the lesser of (i) 1.75% of the Company’s average net assets attributable to the shares of the Company’s common stock for the fiscal year-to-date period after taking such Expense Payments into account and (ii) the percentage of the Company’s average net assets attributable to shares of the Company’s common stock represented by Other Operating Expenses during the fiscal year in which such Expense Payment was made (provided, however, that this clause (ii) shall not apply to any Reimbursement Payment which relates to an Expense Payment made during the same fiscal year). For purposes of this Agreement, “Other Operating Expenses” means the Company’s total Operating Expenses (as defined below), excluding base management fees, incentive fees, organization and offering expenses, dealer manager fees, asset-based distribution fees, ongoing servicing fees, early withdrawal fees, financing fees and costs, interest expense, brokerage commissions and extraordinary expenses. “Operating Expenses” means all of the Company’s operating costs and expenses incurred, as determined in accordance with generally accepted accounting principles for investment companies. The calculation of average net assets shall be consistent with such periodic calculations of average net assets in the Company’s financial statements.

(d) Notwithstanding anything to the contrary in this Agreement, no Reimbursement Payment for any quarter shall be made if: (1) the Effective Rate of Distributions Per Share declared by the Company at the time of such Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, or (2) the Company’s Operating Expense Ratio at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relate. For purposes of the Agreement, “Effective Rate of Distributions Per Share” means the annualized rate (based on a 365 day year) of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to distribution and shareholder fees, and declared special dividends or special distributions, if any. The “Operating Expense Ratio” is calculated by dividing Operating Expenses, less organizational and offering expenses, base management and incentive fees owed to Advisor, and interest expense, by the Company’s net assets.

(e) The Company’s obligation to make a Reimbursement Payment shall automatically become a liability of the Company and the right to such Reimbursement Payment shall be an asset of the Advisor on the last business day of the applicable quarter. The Reimbursement Payment for any quarter shall be paid by the Company to the Advisor in any combination of cash or other immediately available funds as promptly as possible following such quarter. Any Reimbursement Payment shall be deemed to have reimbursed the Advisor for Expense Payments in chronological order beginning with the earliest Expense Payment eligible for reimbursement under this Section 2 made by the Advisor to the Company within three years prior to the last business day of the quarter in which such Reimbursement Payment obligation is accrued. The Company’s Audit Committee shall review the basis and determination of Reimbursement Payments on a quarterly basis.

3.	Termination and Survival

(a) This Agreement shall become effective as of the date that the Company meets the minimum offering requirement as such term is defined in the Company’s Registration Statement on Form N-2 (File 333-[ • ]), as amended from time to time.

(b) This Agreement may be terminated at any time, without the payment of any penalty, by the Company or the Advisor at any time, with or without notice.

(c) This Agreement shall automatically terminate in the event (i) of the termination of the Investment Advisory Agreement, or (ii) that the Board of Directors of the Company makes a determination to dissolve or liquidate the Company.

(d) Sections 3 and 4 of this Agreement shall survive any termination of this Agreement. Notwithstanding anything to the contrary, Section 2 of this Agreement shall survive any termination of this Agreement with respect to any Expense Payments that have not been reimbursed by the Company to the Advisor.

4.	Miscellaneous

(a) The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

(b) This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof.

(c) Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of Maryland. For so long as the Company is regulated as a business development company under the Investment Company Act, this Agreement shall also be construed in accordance with the applicable provisions of the Investment Company Act. In such case, to the extent the applicable laws of the State of Maryland or any of the provisions herein conflict with the provisions of the Investment Company Act, the latter shall control. Further, nothing in this Agreement shall be deemed to require the Company to take any action contrary to the Company’s Articles of Amendment and Restatement or Bylaws, as each may be amended or restated, or to relieve or deprive the Board of Directors of the Company of its responsibility for and control of the conduct of the affairs of the Company.

(d) If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

(e) The Company shall not assign this Agreement or any right, interest or benefit under this Agreement without the prior written consent of the Advisor.

(f) This Agreement may be amended in writing by mutual consent of the parties. This Agreement may be executed by the parties on any number of counterparts, delivery of which may occur by facsimile or as an attachment to an electronic communication, each of which shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

OWL ROCK TECHNOLOGY INCOME CORP.

By:
Name:	Bryan Cole
Title:	Chief Financial Officer, Chief Accounting Officer and Treasurer

OWL ROCK TECHNOLOGY ADVISORS LLC

By:
Name:	[ • ]
Title:	Chief Operating Officer